UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

__________________________

Optimum Communications, Inc.

(Name of Subject Company)

Optimum Communications, Inc.

CSC Investments II LLC

(Name of Filing Persons — Offeror)

__________________________

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

02156K103

(CUSIP Number of Class of Securities)

Michael E. Olsen

General Counsel

Optimum Communications, Inc.

1 Court Square West

Long Island City, New York 11101

(516) 803-2300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

__________________________

Copies to:

Andrew J. Ericksen Laura Katherine Mann White & Case LLP 609 Main Street, Suite 2900 Houston, Texas 77002 (713) 496-9688	Jonathan Michels White & Case LLP 1221 Avenue of the Americas New York, New York 10020 Tel: (212) 819-8200

__________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

AMENDMENT NO. 2 TO SCHEDULE TO

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) by Optimum Communications, Inc., a Delaware corporation (“Optimum” or the “Company”) and CSC Investments II LLC, a Delaware limited liability company (“CSC Investments II”) and a wholly owned subsidiary of Optimum, on June 1, 2026, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement filed with the Commission on June 22, 2026 (the “Schedule TO”), relating to the offer by CSC Investments II to purchase for cash up to 120,000,000 shares of Optimum’s Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), in an amount such that the amount of cash used to purchase such Class A Common Stock accepted for purchase by CSC Investments II shall not exceed $300 million. The offer by CSC Investments II was made upon the terms and subject to the conditions described in the Offer to Purchase, dated June 1, 2026, a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO (together with such amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” and together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Offer”), a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.

The purpose of this Amendment No. 2 is solely to amend and supplement the Schedule TO to indicate that on July 1, 2026, the Company issued a press release announcing the preliminary results of the Offer. Only those items that are amended or supplemented are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged and this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO. This Amendment No. 2 should be read together with the Schedule TO and all exhibits attached thereto, including the Offer to Purchase and the Letter of Transmittal, as each may be amended or supplemented from time to time.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On July 1, 2026, the Company issued a press release announcing the preliminary results of the Offer, which expired at 5:00 p.m., New York City time, on June 30, 2026. A copy of the press release is filed as Exhibit (a)(5)(B) and is incorporated by reference herein.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
(a)(5)(B)	Press release issued by Optimum Communications, Inc., dated July 1, 2026.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 1, 2026

OPTIMUM COMMUNICATIONS, INC.
By:	/s/ Marc Sirota
	Name:	Marc Sirota
	Title:	Chief Financial Officer
CSC INVESTMENTS II LLC
By:	/s/ Marc Sirota
	Name:	Marc Sirota
	Title:	Chief Financial Officer

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